

July 23, 2012

Via E-mail
Philip Calamia
Chief Financial Officer
AuthenTec, Inc.
100 Rialto Place, Suite 100
Melbourne, FL 32901

      Re: AuthenTec, Inc.
              Form 10-K for the Fiscal Year Ended December 30, 2011
              Filed March 9, 2012
              File No. 001-33552

Dear Mr. Calamia:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2011

Consolidated Statements of Operations, page 40

1.   We note the disclosure on page 44 that you generate revenue from product revenue, licenses, and royalties. We also note the discussion on page 27 that Embedded Security Solutions revenue consists primarily of licenses, royalties and support and maintenance services. Please tell us how your current income statement presentation of Revenue and Cost of Revenue is consistent with the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X which requires you to state separately any net sales and the related cost of sales of tangible products, revenues from services, and other revenues that represent ten percent or more of your total revenues.

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 44

2.   We note that you defer recognizing revenue for certain smart sensor sales agreements with distributors that allow for limited rights of return and price protection until the distributor resells the product to its end customers. In future filings please disclose the amount of gross deferred revenue and gross deferred cost of sales at each balance sheet date. In addition, revise future filings to clarify, if true, that the reason you defer revenue in those situations is because you are <u>unable</u> to estimate returns and pricing changes for the revenue transactions. Please also clarify how you considered the guidance in FASB ASC 605-15-25-1 in determining the appropriate accounting treatment for the referenced revenue transactions.

3.   We note that customers can return physical inventory and you are unable to reasonably estimate the amount of the inventory that may be returned. Please tell us how you considered the possible return of inventory in your accounting policies and clarify your basis under US GAAP for relieving inventory at the time of shipment to these customers.

Note 4. Fair Value Measurements and Disclosures, page 53

4.   In future filings please revise to disclose the specific assumptions and methodologies used to value the auction rate securities. Please provide us a draft of your proposed revised disclosures.

Note 12. Business Acquisitions

UPEK, Inc. page 67

5.   We reference your acquisition of UPEK, Inc. on September 7, 2010. Please respond to the following:

*   Tell us the significant assumptions and methodologies used to determine the litigation dismissal expense of $4.1 million. Please clarify your disclosure on page 87 that the litigation dismissal expense is based on the estimated legal costs of the patent lawsuit with UPEK that would have been incurred if the claims were not dismissed as a result of the acquisition. Please tell us if this matter has been settled. Please also tell us the authoritative literature which supports your accounting for this contingency as part of the acquisition.

*   Please tell us the significant assumptions used to determine the fair value of the promissory note of $13.6 million. In addition, clarify what changed from the initial valuation of the purchase consideration at the date of acquisition to the date of the issuance of the 7,984,281 common shares in satisfaction of the Note on December 22,

2011 that resulted in the Note settlement charge of $7.1 million. Please clarify why this was not considered part of the total purchase consideration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief